UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Synthetic voting map received by the Bookkeeper

In compliance with CVM Instruction No. 481/09, we present the synthetic voting map consolidating the voting instructions received from the Bookkeeper, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Extraordinary General Meeting to be held on December 17, 2021, at 3:00 p.m.

Bookkeeper: Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Block D – Santo Amaro – São Paulo/SP, Brazil – 04752-005.

Item	Resolution	Voting	Class of Shares and total number of Votes for each Resolution
			Common (ON)	Preferred (PN)
1	To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2023	Approve	80,156,864	0
		Reject	0	0
		Abstain	0	0
2	Do you wish to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to art. 141 of Law 6404/76?	Approve	7,350,953	0
		Reject	12,040,305	0
		Abstain	60,765,606	0
3	Election of the board of directors by single group of candidates Indication of all members that compose the global proposal - Chapa única	Approve	78,465,209	0
		Reject	616,705	0
		Abstain	1,074,950	0
4	In case one of the candidates that compose the proposal fails to integrate it, can the votes corresponding to their shares continue to be awarded to the chosen proposal?	Approve	54,700	0
		Reject	80,102,164	0
		Abstain	0	0
5	In case of adoption of the multiple vote process, do you wish to distribute the vote in percentages to the candidates that compose the proposal? [	Approve	11,373,544	0
		Reject	0	0
		Abstain	68,783,320	0
6	View of all the candidates that compose the proposal to indicate the percentage of the votes to be assigned
	Mario Roberto Opice Leão		33.33% (26,718,954)	0
	Angel Santodomingo Martell		33.33% (26,718,954)	0
	Alberto Monteiro de Queiroz Netto		33.33% (26,718,954)	0
	Do you wish to request the separate election of a member of the Board of Directors, pursuant to article 141, paragraph four, item I and II, of the Brazilian Corporation Law?	Approve	54,700	54,700
7		Reject	14,641,441	14,641,441
		Abstain	65,460,723	65,461,311
	to APPOINT Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Companys Board of Directors, with effect from January 1st, 2022	Approve	70,277,160	0
8		Reject	9,879,704	0
		Abstain	0	0

[Free English Translation]

	Election of the fiscal board by single group of candidates Indication of all members that compose the global proposal - Chapa única	Approve	80,156,864	0
9		Reject	0	0
		Abstain	0	0
	If one of the candidates that compose the Chapa Única fails to join it, to accommodate the separate election referred to in arts. 161, § 4, and 240 of Law nº 6.404, of 1976, can the votes corresponding to your shares continue to be conferred on the Chapa Única?	Approve	282,502	0
10		Reject	79,874,362	0
		Abstain	0	0

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 15, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer